Transamerica Financial Life Insurance Company

Home Office: Harrison, NY (1) Administrative Office:
4333 Edgewood Rd NE(2)
Cedar Rapids, IA 52499(2) (800) 322-7353(3)

(Referred to as the Company, we, our or us) INCOME PROTECTION OPTION
(a Fixed Settlement Endorsement)

We have issued this endorsement as a part of the policy to which it is attached.    Except as otherwise specifically set forth below, it is subject to all of the terms of the policy.

Endorsement Benefit      Upon the death of the Insured while this endorsement is in effect, we will pay the policy’s death benefit in the manner stated below, instead of as set forth in the Base Policy. Prior to the Insured’s death, you may cancel this endorsement or make policy changes that affect the amount of the Designated Payments.

This endorsement provides for the payment of all or a portion of the policy’s death benefit in installments following the death of the Insured.  The amounts, frequency and duration of such installments as of the effective date of this endorsement are stated in the Policy Data. The Beneficiary may not alter the payment plan you select or commute the Designated Payments.

Definitions                                Beneficiary is the person(s) entitled to receive the death benefit on the death of the
Insured under the terms of the policy.

Base Policy means the policy without regard to this endorsement and without regard to any riders or other endorsements.

Designated Payment means a payment or payments based on the Total Face Amount as designated by you.  They are set forth in the Policy Data as:
1.           An initial lump sum (“initial lump sum”); and/or
2.           Monthly payments for a Guaranteed Period (“fixed monthly
payment”); and/or
3.           A final lump sum at the end of the Guaranteed Period (“final lump sum”).

Designated Payment amounts shown in the Policy Data are based on the Total Face Amount as of the effective date of this endorsement.  Total Face Amount may be adjusted due to policy changes. If this occurs, the Designated Payments will be adjusted. You may also request changes to the Designated Payments by sending us a Written Request. If we agree to your request the Designated Payments will be adjusted. Adjusted Designated Payments will be the amounts paid whether or not the Policy Data has been updated to reflect such adjustments.

Guaranteed Annual Interest Rate is the interest rate applicable to this endorsement and is shown in the Policy Data.

Guaranteed Period is the period in years during which the fixed monthly payments, if elected, will be paid. It is also the period in years before the final lump sum payment, if elected, will be paid.  The Guaranteed Period begins on the Insured’s date of death and is stated in the Policy Data.

Insured means the Insured under the policy to which this endorsement is attached. In  the  event  the  policy  provides  coverage  on  a  joint  and  last  survivor  basis, references to Insured mean the survivor.

Total Face Amount means the sum of:

1.  The Face Amount of the Base Policy; plus

2. The amounts payable under any riders to the base policy on account of the death of the Insured, excluding riders providing benefits for accidental death.

Payout of Designated Payments

Upon  the  Insured’s  death,  we  will  pay  the  Designated  Payments,  adjusted  as provided in this endorsement.  If the policy’s death benefit is greater than the Total Face Amount, the excess will be paid as a lump sum in addition to any initial lump sum payment amount. If the death benefit is less than the Total Face Amount, all Designated Payment amounts will be proportionately reduced.
1. We will pay any initial lump sum when we determine that the policy’s death benefit is payable.

2.   Fixed  monthly  payments  will  be  paid  retroactively  to  the  date  of  the Insured's death at the same time as the initial lump sum. Fixed monthly payments will continue thereafter for the remainder of the Guaranteed Period.

        3.  The final lump sum will be paid at the end of the Guaranteed Period.

Adjustments to Total Face Amount

Total Face Amount is initially determined as of the effective date of this endorsement.  Total Face Amount is recalculated as of the date of any policy change or other transaction that increases or decreases the prior Total Face Amount.

If the Total Face Amount is reduced as a result of an accelerated death benefit rider and/or living benefit rider claim payment, or due to any other change or transaction that results in a reduction of the Total Face Amount upon which the Designated Payments  were  based,  then  each  Designated  Payment  will  be  proportionately reduced.

Interest Adjustment to Designated Payments

At the time of the Insured’s death, we will adjust the amount of the fixed monthly payments to reflect our then-current interest rate for a fixed monthly settlement option of the same type and for the same duration as the Guaranteed Period if that current rate is greater than the Guaranteed Annual Interest Rate. The interest rate applicable to fixed monthly payments will thereafter remain fixed through the Guaranteed Period.

We will adjust the final lump sum payment to reflect our current interest rate for benefits deposited with interest if that current rate is greater than the Guaranteed Annual Interest Rate.  Adjustments to reflect the current interest rate will be made at the death of the Insured and during the Guaranteed Period, as the current rate for benefits deposited with interest may vary during that time.  The interest rates used to determine the final lump sum will never be less than the Guaranteed Annual Interest Rate.

Multiple Beneficiaries     If multiple Beneficiaries are entitled to payment of the death benefit under the policy, this endorsement will apply to all Beneficiaries. Unless otherwise specified, each Designated Payment will be proportionately split among all Beneficiaries.  If a proportionately split Designated Payment results in fixed monthly payments of less than $50 per month for any person, we may change the payment frequency for that person.

Assignees and Estates     Any death benefit amount payable to an assignee or an estate will be made in a lump sum, and if the remaining death benefit is less than the Total Face Amount the Designated Payments will be proportionately reduced.

Beneficiary Death           After the Insured’s death, a Beneficiary of a Designated Payment (other than the initial lump sum payment) may name one or more successor beneficiaries to receive remaining Designated Payments payable to such Beneficiary in the event of the Beneficiary’s death.

If a Beneficiary dies prior to the due date of a Designated Payment, any successor beneficiary named will receive that payment and any remaining Designated Payments due to that Beneficiary. If more than one successor beneficiary is named, we will pay any remaining Designated Payments to the named successor beneficiaries proportionately unless the Beneficiary specified otherwise. If a successor beneficiary is not named (or if the named successor beneficiary predeceases the Beneficiary), we will pay the commuted value of the remaining Designated Payments to the Beneficiary’s estate.  The commuted value of the fixed monthly payments will be calculated at the greater of the Guaranteed Annual Interest Rate or the rate used in determining the fixed monthly payments. The commuted value of the final lump sum payment will be the portion of the Total Face Amount reflected in the final lump sum payment at the time of the Insured’s death together with interest accrued under this endorsement to the date of the Beneficiary’s death.

Termination                             Prior to the Insured’s death, you may cancel this endorsement by sending us a Written Request.

Signed for us at our home office and effective on the Policy Date of the policy to which this endorsement is attached unless we inform you in writing of a different date.

/s/ Craig D. Vermie	/s/ Peter G. Kunkel
Secretary	President